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                                                                    CONFIDENTIAL

Board of Directors
Quarterdeck Corporation
13160 Mindanao Way
Marina del Rey, CA 90292-9705

Dear Members of the Board:

     We understand that Symantec Corporation ("Symantec" or the "Parent"), Oak Acquisition Corporation, a wholly owned subsidiary of Parent ("Sub"), and Quarterdeck Corporation ("Quarterdeck" or the "Company") propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which, Parent proposes to cause Sub to make a tender offer (the "Offer") to purchase all the issued and outstanding shares of Common Stock of the Company (the "Company Common Stock"), at a price per share of not less than $0.52 (the "Offer Price") and, subsequently merge with and into the Company (the "Merger"), with each share of Quarterdeck Common Stock not tendered pursuant to the offer being converted into the right to receive the Offer Price. Quarterdeck's obligations under the Convertible Notes (as defined in the Agreement) will be assumed by the surviving corporation in the Merger. The terms and conditions of the above described Merger are more fully detailed in the Agreement.

     For purposes of this opinion, we have relied on management's assumption and expectation that all issued and outstanding shares of Company Preferred Stock (as defined in the Agreement) and Company warrants will be converted into 16,030,189 shares of Quarterdeck Common Stock upon commencement of the offer.

     You have requested our opinion as to whether the Offer Price is fair, from a financial point of view, to Quarterdeck shareholders.

     Broadview International LLC focuses on providing merger and acquisition advisory services to information technology ("IT") companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT mergers and acquisitions for comparative purposes. We are currently acting as financial advisor to the Quarterdeck Board of Directors and will receive a fee from Quarterdeck upon the successful conclusion of the Merger.

     In rendering our opinion, we have, among other things:

           1.) reviewed the terms of the Agreement and Plan of Merger and the associated exhibits thereto in the form of the draft dated October 15, 1998 furnished to us by Fenwick & West on October 15, 1998 (which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the agreement to be executed);

           2.) reviewed Quarterdeck's annual report and Form 10-K for the fiscal year ended September 30, 1997, including the audited financial statements included therein, and Quarterdeck's Form 10-Q for the quarterly period ended June 30, 1998, including the unaudited financial statements included therein;

           3.) reviewed certain internal financial and operating information, including certain projections for the fiscal year ending September 30, 1999, relating to Quarterdeck prepared by Quarterdeck management;

           4.) participated in discussions with Quarterdeck management concerning the operations, business strategy, financial performance and prospects for Quarterdeck;

           5.) discussed with Quarterdeck management its view of the strategic rationale for the Merger;

           6.) reviewed the recent reported closing prices and trading activity for Quarterdeck Common Stock;

           7.) compared certain aspects of the financial performance of Quarterdeck with public companies we deemed comparable;
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           8.) analyzed available information, both public and private, concerning other mergers and acquisitions we believe to be comparable in whole or in part to the Merger;

           9.) reviewed Symantec's annual report and Form 10-K for the fiscal year ended March 31, 1998, including the audited financial statements included therein, and Symantec's quarterly report on Form 10-Q for the quarterly period ended June 30, 1998, including the unaudited financial information included therein;

          10.) discussed with Symantec management its view of the strategic rationale for the Merger;

          11.) reviewed recent equity analyst reports covering Symantec;

          12.) assisted in negotiations and discussions related to the Merger among Quarterdeck, Symantec and their financial and legal advisors;

          13.) conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

     In rendering our opinion, we have relied, without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by Quarterdeck or Symantec. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith judgment of the management of Quarterdeck as to the future performance of Quarterdeck. We have neither made nor obtained an independent appraisal or valuation of any of Quarterdeck's assets.

     Based upon and subject to the foregoing, we are of the opinion that the Offer Price to be paid in the Merger is fair, from a financial point of view, to Quarterdeck shareholders.

     For purposes of this Opinion, we have assumed that neither Quarterdeck nor Symantec is currently involved in any material transaction other than the Merger and those activities undertaken in the ordinary course of conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions may impact this opinion.

     This opinion speaks only as of the date hereof and may be relied upon only by the Board of Directors of Quarterdeck in connection with its consideration of the Merger and does not constitute a recommendation to any Quarterdeck shareholder as to whether such shareholder should tender his shares or as to how such shareholder should vote on the Merger. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview hereby consents to references to, and the inclusion of this opinion in its entirety in the tender offer documents and proxy statement, if any, to be distributed to Quarterdeck shareholders in connection with the tender offer and the Merger, respectively.

                                          Sincerely,

                                          LOGO
                                          BROADVIEW INTERNATIONAL LLC